FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                         For the month of August, 2005




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

                                Table of Contents



                                                                          Page

Healthcare Technologies Ltd. press release, dated  July 26, 2005           4

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: August 2, 2005

FOR:                                      HEALTHCARE TECHNOLOGIES LTD.

CONTACT:                                  Eran Rotem, CFO
                                          +972-544-736344

PORTFOLIO PR CONTACT:                     Mrs. Rakefet Sudri PR Newswire Israel
                                          info@prnewswire.co.il
                                          Tel: + 972 3 5742238
                                          Fax: + 972 3 5742239
                                          Cellular + 972 524 308081


           HEALTHCARE TECHNOLOGIES SIGNS AGREEMENT FOR THE ACQUISITION
                            OF IMMVARX, INC. AND SALE
                             OF ITS CURRENT BUSINESS

  o IMMVARX MAY TRANSFER ALL OF ITS ASSETS TO HEALTHCARE FOR 52 MILLION SHARES;
           o IMMVARX MAY CONDUCT TENDER OFFER FOR ALL OF HEALTHCARE'S
                           SHARES AT $1.60 PER SHARE;
  o GAMIDA FOR LIFE MUST TENDER AT LEAST 4.7 MILLION OF ITS SHARES AND MAY THEN PURCHASE HEALTHCARE'S HOLDINGS IN ITS SUBSIDIARIES FOR $7.2 MILLION.


PETACH TIKVA, ISRAEL, JULY 26, 2005 --- Healthcare Technologies Ltd. (NASDAQ:
HCTL), announced today that it has signed a definitive agreement with ImmvaRx, Inc. and Gamida for Life BV, Healthcare's largest shareholder, for the transfer of all of ImmvaRx's assets, including its intellectual property, to Healthcare and for the sale of all of Healthcare's holdings in other companies to Gamida. The transaction includes the following principal terms:

TENDER OFFER

ImmvaRx may conduct a tender offer for all of Healthcare's shares at a price of $1.60 per share. The tender offer may not be commenced before January 1, 2006 and must be completed within 2 1/2 years from the closing of the transaction. Gamida must tender at least 4.7 million of its shares in Healthcare in the tender offer. Following completion of the tender offer, Gamida shall be entitled to purchase all of Healthcare's holdings in its subsidiaries for $7.2 million. Healthcare may require Gamida to do the same if Gamida does not exercise this right.

WARRANT

At the closing of the transaction, Healthcare will issue to ImmvaRx a two-year warrant to purchase up to 1,000,000 shares of Healthcare at an exercise price ranging from $1.00 to $1.25 per share.

TRANSFER OF IMMVARX ASSETS TO HEALTHCARE

If the tender offer is completed within 2 1/2 years from the closing, ImmvaRx may exercise a put option to sell all of its assets to Healthcare in consideration for 52 million shares of Healthcare. If ImmvaRx does not exercise its put option, or ImmvaRx does not complete the tender offer within 2 1/2 years from closing, Healthcare will have a call option to purchase all of ImmvaRx's assets for the same consideration. Healthcare's call option on ImmvaRx's assets is conditioned on the average closing price of Healthcare's shares being at least $2.60 for a period of 90 consecutive trading days between the one-year anniversary of the closing and up to 90 days after 2 1/2 years from the closing.

The transfer of ImmvaRx's assets to Healthcare is subject to the structure of such transfer being eligible for tax-deferred treatment for ImmvaRx and its shareholders. The framework of the transfer of ImmvaRx's assets shall be determined by the parties following the exercise of either party's option.

"We are pleased with the signing of the agreement," stated Healthcare's Chief Executive Officer, Moshe Reuveni. "The agreement presents exciting and interesting prospects for Healthcare and its shareholders."

Closing of the transaction is subject to the fulfillment of certain closing conditions including the approval of the transaction by Healthcare's shareholders and the receipt of certain regulatory and third party approvals.

ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries and affiliate, Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

ABOUT IMMVARX

ImmvaRx is an immunotherapeutics biotechnology company focusing on immune system based therapies. Specifically, the company develops therapeutic, diagnostic, and research products with an initial focus on the Adenocarcinoma family of cancers and Type 1 allergies. The immunotherapies include both humanized antibody and vaccine treatments.

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS: SATISFACTION OF THE CLOSING CONDITIONS TO THE AGREEMENT; RECEIPT OF SHAREHOLDER, REGULATORY AND THIRD PARTY APPROVALS; SUCCESS OF NEGOTIATIONS FOR THE STRUCTURE OF THE TRANSFER OF IMMVARX'S ASSETS; ELIGIBILITY OF THE TRANSFER OF IMMVARX'S ASSETS FOR TAX-DEFERRED TREATMENT AND THE CONTINUED TRADE OF HEALTHCARE'S SHARES; AND SUCCESSFUL COMMERCIALIZATION AND MARKETING OF IMMVARX'S PRODUCTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY HEALTHCARE WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES OTHER IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.